Sibanye Stillwater Limited
Incorporated in the Republic of South Africa Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Trading statement and production update for the six months ended 30 June 2024

Johannesburg, 2 September 2024: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) will release its operating and financial results for the six months ended 30 June 2024 (H1 2024) on Thursday, 12 September 2024 (refer to the webcast and call details later in this release).

In terms of paragraph 3.4(b)(i) of the Listing Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a Trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the next period to be reported on, will differ by at least 20% from the financial result for the previous corresponding period.

Trading statement for H1 2024

Accordingly, stakeholders are advised that Sibanye-Stillwater expects to report a loss per share for H1 2024 of between 250.8 SA cents (13.4 US cents) and 277.2 SA cents (14.8 US cents) compared with earnings per share (EPS) for the six months ended 30 June 2023 (H1 2023) of 262 SA cents (14 US cents), a more than 100% decline year-on-year. EPS were significantly impacted by the impairment of property, plant and equipment from the US PGM operations amounting to R7,499 million (US$401 million), primarily due to lower medium- to long-term forecast consensus palladium price assumptions that resulted in a decrease in expected future net cash flows.

Headline earnings per share (HEPS) for H1 2024, which, inter alia, excludes the impairment, are expected to be positive, between 4.6 SA cents (0.2 US cents) and 5.0 SA cents (0.3 US cents), compared with HEPS for H1 2023 of 208 SA cents (11 US cents). This represents a decline of between 97% and 98% year-on-year.

The decrease in EPS and HEPS for H1 2024 compared to H1 2023 is primarily due to:

- a significant decline in commodity prices, specifically platinum group metal (PGM) prices, resulted in a 28% lower average rand 4E* PGM basket price and a 30% lower average US dollar 2E* PGM basket price year-on-year, significantly reducing revenue. This revenue impact was partly offset by an 18% increase in the average rand gold price
- a 5% to 8% reduction in medium- and long-term market consensus palladium price forecasts assumed for fair value calculation purposes, led to a further impairment of the US PGM operations
- lower production and higher unit costs from the SA gold operations following the cessation of production from the Kloof 4 shaft during H2 2023; seismicity which restricted access to planned high-grade production areas at the Kloof and Driefontein operations; and, residual closure costs and restructuring at the SA gold operations and SA regional services during H1 2024
- production from the SA PGM operations was impacted by damage to surface infrastructure at the Siphumelele shaft, Rustenburg operation, which affected production from this shaft for two months, with the subsequent production buildup ongoing

The above-mentioned impacts were partially offset by the following:

- an increase in the net fair value gain on financial instruments compared to H1 2023, mainly attributable to a fair value gain on the derivative financial instrument portion of the convertible bond (CB) following shareholder approval for the issuance of new shares on 28 May 2024 for future settlement of the CB
- a decrease in royalties and mining and income taxes due to lower revenue and profitability, respectively

The conversion of rand amounts into US dollars is based on an average exchange rate of R18.72/US$ for H1 2024 and R18.21/US$ for H1 2023. This is provided as supplementary information only.

The financial information on which this Trading statement is based has not been reviewed or reported on by Sibanye-Stillwater's external auditors.

Production update for H1 2024 compared to H1 2023

The operational performance from the SA PGM operations for H1 2024 (including attributable production from Mimosa and third-party purchase of concentrate (PoC)) was solid, with 4E PGM production of 878,606 4Eoz, 4% higher than for H1 2023. The acquisition of Anglo American Platinum Limited's 50% share of the Kroondal Pool and Share Agreement from 1 November 2023 resulted in an additional 67,834 4Eoz of attributable production for H1 2024, which offset the impact of the restructuring and closure of loss-making shafts during the period, the failure of the Siphumelele shaft bin which impacted production for two months and the unprotected sit-in and industrial action at the Kroondal operation.

The US PGM operations performance improved, with H1 2024 the best production half-year result since H2 2021, confirming the effectiveness of the revised restructuring plan implemented in Q4 2023. Mined 2E production from the US PGM operations of 238,139 2Eoz was 16% higher than for H1 2023. Despite the operational improvement, further actions to address the cost structures at the US PGM operations are being assessed, as depressed PGM prices remain a significant challenge.

Challenging recycling market conditions for H1 2024 continued to constrain the US recycling operations, resulting in recycling ounces fed decreasing by 5% to 154,938 3E*oz year-on-year. The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024, with the consolidation of Reldan into the Group's financial results from March 2024. Reldan processed 2 million pounds of mixed metal scrap and sold 41,868 oz gold, 855,870 oz silver, 7,143 oz platinum, 7,500 oz palladium, and 1.1 million pounds of copper for H1 2024.

Production from the SA managed gold operations (excluding DRDGOLD) declined by 21% to 8,248kg (265,179 oz) for 2024, primarily due to the closure of the Kloof 4 shaft and increased seismic activity which restricted access to high-grade panels at the Kloof and Driefontein operations.

Production rates from the Sandouville refinery have consistently improved since mid-2023, due to improved plant stability and reliability. Total nickel production for H1 2024 of 4,270 tonnes (comprised of 3,671 tonnes of nickel metal and 599 tonnes of nickel salts) was 22% higher than for H1 2023. Due to low prevailing nickel prices achieving profitability remains a challenge.

In the Australian region, the production of 42 kt of payable zinc metal from the Century zinc tailings treatment operation reflected the recovery and stabilisation of production during H2 2024 following the flooding event in Q1 2024.

Results webcast and conference call

Sibanye-Stillwater will release its results for the six months ended on Thursday, 12 September 2024 and will host a live presentation shared via a webcast (Webcast link H1 2024 results) and conference call (Register for conference call link) at 14h00 (CAT) / 13h00 (BST) / 08h00 (ET) / 06h00 (MDT). The results will be made available an hour before the presentation on the Group's website at https://www.sibanyestillwater.com/news-investors/reports/quarterly/2024/.

** 4E: referring to four elements comprising platinum, palladium, rhodium and gold*
2E: referring to platinum and palladium
3E: referring to platinum, palladium and rhodium

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence

in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
Twitter: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements are necessarily estimates reflecting the best judgement of Sibanye Stillwater Limited's ("Sibanye-Stillwater") senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20- F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). Any forward-looking statement contained in this announcement has not been reviewed and reported on by Sibanye-Stillwater's external auditors.

Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.